UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-09819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2023, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statements of Net Assets Available for Benefits

	December 31, 2023	December 31, 2022
Assets
Mutual funds	$10,784,485	$9,855,446
Corporate stocks (employer stock)	745,120	1,053,636
Participant loan receivable	72,900	58,982
Total assets	11,602,505	10,968,064

Liabilities
Other liabilities	—	—
Total liabilities	—	—

Net assets available for benefits	$11,602,505	$10,968,064

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2023
Additions to net assets:
Contributions – Employer	$262,520
Contributions – Participant	372,847
Contributions – Other	43,717
Net appreciation in fair value of investments	1,538,280
Interest and dividends	301,556
Interest on participant loans	4,221

Total additions to net assets	2,523,141

Deductions from net assets:
Benefits paid to participants	1,862,845
Administrative expenses	25,855

Total deductions from net assets	1,888,700

Increase in net assets available for benefits	634,441

Net assets available for benefits:
Beginning of year	10,968,064
End of year	$11,602,505

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective October 3, 2016)

Date: June 21, 2024	By:	/s/ Robert S. Colligan
Robert S. Colligan Executive Vice President & Chief Financial Officer Dynex Capital, Inc., Plan Administrator

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